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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                _______________

                                Amendment No. 3
                                      to
                                  Schedule TO


                             Tender Offer Statement
                       Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                _______________

                                G&L Realty Corp.
                       (Name of Subject Company (Issuer))

                                G&L Tender, LLC
                              G&L Partnership LLC

                              G&L Realty Corp.
                               Daniel M. Gottlieb
                               Steven D. Lebowitz
                      (Names of Filing Persons (Offerors))

                   10.25% Series A Cumulative Preferred Stock
                    9.8% Series B Cumulative Preferred Stock
                         (Title of Class of Securities)

                                   361271208
                                   361271307

                     (CUSIP Number of Class of Securities)

                                _______________

                               Daniel M. Gottlieb
                               c/o G&L Tender LLC
                            439 North Bedford Drive
                            Beverly Hills, CA 90210
                                 (310) 273-9930
          (Name, Address, and Telephone Number of Person Authorized to
       Receive Notice and Communications on Behalf of the Filing Persons)

                                With a Copy to:
                            Neal H. Brockmeyer, Esq.
                      Heller Ehrman White & McAuliffe LLP
                     601 South Figueroa Street, 40th Floor
                         Los Angeles, California 90017
                                 (213) 689-0200

                                _______________

                           Calculation of Filing Fee

Transaction Valuation:                          Amount of Filing Fee:
      $3,500,000                                       $700


  [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

  Amount Previously Paid:  $700


  Form or Registration No.:  Not Applicable

  Filing Party:  Not Applicable

  Date Filed:  Not Applicable

  [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]  third-party tender offer subject to Rule 14d-1.

  [_]  issuer tender offer subject to Rule 13e-4.

  [_]  going-private transaction subject to Rule 13e-3.

  [X]  amendment to Schedule 13D under Rule 13d-2.

  Check the box if the filing is a final amendment reporting the results of the tender offer: [_]
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     This Amendment No. 3 to Schedule TO (the "Amended Schedule TO") is being jointly filed by (i) G&L Tender, LLC, a Delaware limited liability company (the "Purchaser"), (ii) G&L Realty Corp., a Maryland corporation (the "Company"),
(iii) Daniel M. Gottlieb, (iv) Steven D. Lebowitz and (iv) G&L Partnership LLC ("Borrower"). It amends and supplements the Schedule TO filed by Purchaser, Gottlieb and Lebowitz on October 5, 2001 (as amended by Amendments No. 1 and No. 2 thereto, the "Schedule TO") in connection with proposed tender offers of up to 100,000 shares of 10.25% Series A Cumulative Preferred Stock (the "Series A Preferred Shares") and up to 102,941 shares of 9.8% Series B Cumulative Preferred Stock (the "Series B Preferred Shares") of G&L Realty Corp., a Maryland corporation (the "Company"), at a purchase price of $17.50 per Series A Preferred Share and $17.00 per Series B Preferred Share, net to seller in cash without interest. Messrs. Gottlieb and Lebowitz are the sole members of Purchaser and Borrower, and officers and directors and the sole holders of the common stock of the Company.


ITEMS 1-11.

     The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO.

ITEM 12.  Exhibits.

     (a) *(1)  Offer to Purchase, dated October 5, 2001, as amended.


         *(2) Letter of Transmittal to the holders of 10.25% Series A Cumulative Preferred Stock.

         *(3) Letter of Transmittal to the holders of 9.8% Series B Cumulative Preferred Stock.

         *(4)  Notice of Guaranteed Delivery.


         *(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


         *(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks and Other Nominees.


         *(7) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.


          (8)  Supplement to the Offer to Purchase, dated November 23, 2001.

     (b) *(1) Commitment Letter dated April 3, 2001 among GMAC Commercial Mortgage Corporation and Messrs. Gottlieb and Lebowitz.


         *(2)  Amendment No.1 to the Commitment Letter dated September 28,
               2001.


        **(3) Credit Agreement, dated as of October 29, 2001, among G&L Realty Partnership L.P., G&L Partnership LLC, the Lenders (as defined in the Credit Agreement) and GMAC Commercial Mortgage Corporation.


        **(4) Guarantee and Collateral Agreement, dated as of October 25, 2001, among Daniel M. Gottlieb, Steven D. Lebowitz and G&L Realty Partnership L.P.


     (c)  Not applicable.

     (d) *(1) Agreement and Plan of Merger dated as May 10, 2001 by and between G&L Realty Corp. and G&L Acquisition LLC.

         *(2) Amendment No. 1 to the Agreement and Plan of Merger dated as of September 28, 2001.


     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.


*  Previously filed


** Incorporated by reference to Current Report on Form 8-K filed by G&L Realty
   Corp., dated November 9, 2001.



                                       2
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              G&L TENDER, LLC


                              By:  /s/ Daniel M. Gottlieb
                                   ----------------------------
                                   Daniel M. Gottlieb, Member


                              By:  /s/ Steven D. Lebowitz
                                   ----------------------------
                                   Steven D. Lebowitz, Member


                              G&L Partnership LLC


                              By:  /s/ Daniel M. Gottlieb
                                   ----------------------------
                                   Daniel M. Gottlieb


                              By:  /s/ Steven D. Lebowitz
                                   ----------------------------
                                   Steven D. Lebowitz


                              G&L Realty Corp.


                              By:  /s/ John Rauch
                                   ----------------------------
                                   John Rauch
                                   Senior Vice President


                              /s/ Daniel M. Gottlieb
                              --------------------------------
                              Daniel M. Gottlieb

                              /s/ Steven D. Lebowitz
                              --------------------------------
                              Steven D. Lebowitz

Dated: November 23, 2001